FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
      under the Public Utility Holding Company Act of 1935 ("Act") Trigen-Cinergy Solutions of Cincinnati LLC ("Trigen-Cinergy"), an Ohio
limited liability company and partially-owned nonutility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:
1.     Type of security: note.
2.     Issue, renewal or guaranty:  reoffering.
3.     Principal amount:  $8,000,000.
4.     Annual rate of interest:  4.90% through May 31, 2004; thereafter, at a rate or rates to be determined in accordance with the transaction agreements.
5.     Date of issue:  May 25, 1999.
6. Date of maturity: June 1, 2023, subject to prior mandatory tender or redemption.
7.     Purchaser:  County of Hamilton, Ohio.
8.     Collateral:  unconditional guaranty by Cinergy Corp.
9.     Net proceeds:  approximately $7,940,000.
10. Use of proceeds: Financing of a portion of the costs of the acquisition, construction and installation of a district energy system owned and operated by Trigen-Cinergy which provides cooling service within the central business district of Cincinnati, Ohio.
11.    Exemption claimed:  Rule 52(b).
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                                Trigen-Cinergy Solutions of Cincinnati LLC
                                By:  /s/William L. Sheafer
                                     Assistant Treasurer
Dated:    May 28, 1999